Giovanni Caruso
Partner

345 Park Avenue	Direct 212.407.4866
New York, NY 10154	Main 212.407.4000
Fax 212.937.3943
gcaruso@loeb.com

Via Edgar

September 30, 2024

Howard Efron

Wilson Lee

Ronald (Ron) E. Alper

Dorrie Yale

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	A SPAC III Acquisition Corp.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted September 30, 2024

CIK No. 0001890361

Dear Mr. Howard, Mr. Wilson, Mr. Ronald and Ms. Dorrie :

On behalf of our client, A SPAC III Acquisition Corp. (the “Company”), we hereby provide a response to the comments issued in a letter dated September 27, 2024 (the “Staff’s Letter”) regarding the Company’s Amended Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). Contemporaneously, we are filing a revised Registration Statement via Edgar (the “Amended Registration Statement”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended Registration Statement, we have responded, on behalf of the Company, to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Los Angeles New York Chicago Nashville Washington, DC Beijing Hong Kong www.loeb.com A limited liability partnership including professional corporations

September 30, 2024 Page 2

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.	We note your response to prior comment 4 and the revised disclosure. Please revise to reference all disclosure regarding compensation and conflicts. For example, we note your applicable disclosures in the Summary section and in "Proposed Business - Our Sponsor."

Response: The Company has revised the disclosure on the cover page and page 126 of the Amended Registration Statement in response to the Staff’s comment.

2.	We note your response to prior comment 5. As previously stated, please revise to include a cross-reference to the risk factors section, highlighted by prominent type or in another manner, and include the page number where it appears in the prospectus. See Item 501(b)(5) of Regulation S-K.

Response: The Company has revised the cover page of the Amended Registration Statement in response to the Staff’s comment.

September 30, 2024 Page 3

Our Competitive Advantages, page 5

3.	We note your response to prior comment 7 that A SPAC (HK) Acquisition Corp.’s listing was abandoned and there is no intention to resume the listing. Please revise your disclosure in this section consistent with the response.

Response: The Company has revised the disclosure on page 6 of the Amended Registration Statement in response to the Staff’s comment.

Summary

Compensation, page 5

4.	We acknowledge your revised disclosures in response to prior comment 6. As previously stated, please also revise your narrative disclosure here to discuss the anti-dilution provisions of the Class B ordinary shares and how they may result in a material dilution of the purchasers’ equity interests.

Response: The Company has revised the disclosure on page 5 of the Amended Registration Statement in response to the Staff’s comment.

The Offering, page 18

5.	We note your response to prior comment 11. In your response, please provide the calculations that support your disclosure. In this regard, we note that your disclosures indicate that matters may be approved by a majority vote of your shareholders and that your quorum is 50% of your shares.

Response: In response to the Staff’s comment, upon the closing of this offering a total of 7,402,500 ordinary shares will be issued and outstanding (assuming no exercise of the underwriters’ over-allotment option and the corresponding forfeiture of 206,250 founder shares by our sponsor), inclusive of 5,500,000 Class A ordinary shares underlying the units offered, 280,000 Class A ordinary shares underlying the private placement units, 1,375,000 Class B ordinary shares held by the sponsor, and 247,500 Class A ordinary shares held by Maxim. Assuming all issued and outstanding shares attended and vote in the shareholder’s meeting and the over-allotment option is not exercised, the shares required for a majority vote for shareholder approval of a business combination would be 3,701,251 shares (50% of 7,402,500 plus one (1) share). After deducting the 1,375,000 founder shares, 280,000 shares underlying private placement units and 247,500 shares held by Maxim, the votes required for majority shareholder’s approval would be 1,798,751 shares. Additionally, the minimum shares for a quorum is 3,701,250 (50% of total outstanding). For shareholder approval of a business combination, a majority vote would be 1,850,626 shares (50% of quorum plus one (1) share). Subtracting the 1,375,000 founder shares, 280,000 shares underlying private placement units and 247,500 shares held by Maxim, no additional shares would be required for shareholder approval. the disclosure has been revised to reflect the foregoing.

Our rights agreement will designate the courts. . ., page 67

6.	We refer to your Rights Agreement filed as Exhibit 4.4 and your disclosure here. Please revise to specifically disclose that your exclusive forum provision in Section 7.3 applies to actions arising under the Securities Act, or advise. Please also state that there is uncertainty as to whether a court would enforce such provision, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: The Company has revised the disclosure on page 67 of the Amended Registration Statement in response to the Staff’s comment.

September 30, 2024 Page 4

Our Sponsor, page 126

7.	We note your response to prior comment 20. As previously stated, please also expand your disclosure to also discuss any circumstances under which the sponsor may surrender or cancel securities in connection with a de-SPAC transaction, such as in connection with a PIPE financing or earnout provision. In addition, to the extent that your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement units or any of your other securities, or subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities, please add disclosure in the Risk Factors section about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the ability to transfer the founder shares or otherwise. Also, we note your statement that out-of-pocket expenses incurred by your insiders will not be reimbursed unless you consummate an initial business combination. Please revise your disclosure on page 16 to specifically disclose this information as well.

Response: The Company has revised the disclosure on pages 16 and 126 of the Amended Registration Statement in response to the Staff’s comment.

Principal Shareholders, page 162

8.	We acknowledge your revised disclosures in response to prior comment 19. We note your disclosures here that the table reflects information as of the date of the prospectus, but your table also reflects ownership of shares by your independent directors, which you state in footnote 4 will be be transferred at the consummation of an initial business combination. In addition, your disclosures elsewhere indicate that such shares will be transferred at the closing of the offering. Please revise your disclosures throughout to reconcile. In addition, your disclosures indicate equal ownership of the sponsor by Ms. Shie and Mr. Tsang, but you state that the sponsor is controlled by Claudius Tsang. Please expand your disclosures to explain whether Ms. Shie and Mr. Tsang have equal voting rights in the sponsor even though he directs its day-to-day operations.

Response: The Company has revised the disclosure on page 16, 20, 49, 126, 155, 162, 165 of the Amended Registration Statement in response to the Staff’s comment.

September 30, 2024 Page 5

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

/s/ Giovanni Caruso
Giovanni Caruso
Partner